FedEx Corporation (FDX)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

FedEx Shareholder since 2008

Important to Vote for Shareholder Input on  Bylaw Amendments – Proposal 7

The bylaws of FedEx allow the board to amend the company bylaws at any time and in whatever way the board wishes. This proposal merely asks for shareholders to cast an advisory vote on any bylaw amendments, after the board has adopted those amendments.

FedEx opposes this proposal on several grounds. Some of these reasons have little or nothing to do with the specific proposal, while others actually provide a reason to support the proposal.

o	Shareholders can amend bylaws: this is of course correct, but the proposal pertains to board amendments, which the board can adopt at any time and in whatever way the board wishes
o	Board committed to high standards of corporate governance: if this is the case, and we agree it is, the board should have no objection to a direct means of shareholder input to bylaw amendments
o	Board does not have a record of adopting bylaw amendment that compromise shareholder rights: if this is the case, and we agree it is, it has nothing to do with future bylaw amendments, such as possible restrictive advance notice terms for director nominations. We seek to limit future compromising amendments with this proposal.
o	Board seeks feedback from shareholders: this proposal will allow shareholders a regular, formal channel for providing that feedback, instead of relying on informal discussions with directors that the board controls.
o	Current corporate governance holds the board accountable: various corporate governance mechanisms allow shareholders a relatively weak formal channel for board accountability, such as board elections. Similar to shareholder approval of a poison pill, this proposal will provide a more direct way for shareholders hold directors accountable.
o	Bylaw amendments are technical and a shareholder vote imposes an additional burden on shareholders: some bylaw amendments could go beyond technical changes, such as onerous advance notice bylaw terms, and shareholders should have the right to express a direct view on all such changes, technical and substantive.

If shareholders do not want the right to express a view on board-adopted bylaw amendments, then they will oppose this proposal. However, shareholders should have the opportunity to express whether they want this right. We are confident they will want the right to express such a view.

We urge shareholders to approve this amendment, and continue to the tradition of responsive corporate governance.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.